Prime Sun Power Inc.
100 Wall Street, 21st Floor
New York, NY 10005

Via Edgar Private Correspondence Filing

November 5, 2010

U.S. Securities & Exchange Commission
Division of Corporation Finance
Attention: Mr. Morgan Youngwood
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Prime Sun Power Inc. (the “Company”)
Letter from the Commission Dated October 21, 2010 (the “Comment Letter”)
File No. 333-103647

Ladies and Gentlemen:

The Company is in receipt of the Commission’s Comment Letter addressing Amendment No. 2 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2009 and the Company’s Current Report on Form 8-K filed on October 13, 2010.  With this response letter, the Company is responding to the Commission’s comments contained in the Comment Letter.

In each case, the number of the Commission’s comment contained in the Comment Letter is set forth below, followed by the Company’s response:

Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2009

General

1.	The Company has taken note of the Commission’s comment and will conform future filings accordingly.

Item 1. Business

Project Acquisition by GPR Global Power Resources Ltd.

2.
The Company has identified certain locations as commercially viable for the operations of the Company’s first solar power plants.  The locations the Company has identified are in Southern Italy in the Puglia Region, including the provinces of Lecce, Foggia, Taranto and Brindisi. The rights to utilize these lands have been secured by the Company’s local partners through land options. The relevant local authorities are currently reviewing the grant of permits for these properties. When permits are granted by such authorities (which is expected by the end of 2010), the Company will be permitted to commence the development of these locations once the necessary funds are raised. The process of developing these locations will take approximately three to four months.

U.S. Securities & Exchange Commission	Prime Sun Power Inc.
Correspondence: Division of Corporation Finance	November 5, 2010

The Acquisition Agreement dated March 2, 2010 between the Company and GPR Global Power Resources Ltd. requires the Company to facilitate and arrange for long-term debt financing of at least 80% of the purchase price to be paid by GPR Global Power Resources Ltd. The terms of the Acquisition Agreement are subject to review and approval by the relevant third party financing institution. The Acquisition Agreement requires GPR Global Power Resources Ltd. to finance the remainder of the purchase price, and to deliver a Bank Standby Letter of Credit in an amount equal to 20% of the first payment tranche that will be due (4.05 million Euros).

The Company has engaged in discussions with financial institutions to arrange the long-term debt financing of 80% of the purchase price, however, the Company has received no commitments for these funds, and will not be able to secure such a commitment until GPR Global Power Resources Ltd. delivers a Bank Standby Letter of Credit.  The Company anticipates that it will receive a definitive response regarding GPR’s ability to deliver this Letter of Credit by the end of the year.  Once such a Letter of Credit is delivered, the Company anticipates that the financial institutions it is in discussions with will deliver a credit decision in a minimum of eight weeks.

Exhibits

3.
The annexes to the Acquisition Agreement dated March 2, 2010 specify all the technical details and will be binding on the Company and GPR Global Power Resources Ltd. The agreement will be fully enforceable when the annexes are fully completed and signed by the parties.  The Company will include a risk factor in future filings reflecting that such annexes have not yet been completed.

4.
We have not yet filed Annex D to the Frame Agreement, which lists the photovoltaic plants to be grid -connected.  We must first come to agreement with GPR Global Power Resources Ltd. on the photovoltaic plants to be considered for this process. We have not yet reached agreement on this point with GPR Global Power Resources Ltd., as GPR Global Power Resources Ltd. is currently reviewing the locations and projects described above.

Form 8-K filed October 13, 2010

5.
On July 2, 2010, the Company entered into a Master Acquisition Agreement (the “Master Acquisition Agreement”) with DFD Select Group Ltd. and Enway SAS for the acquisition of special purpose vehicles owning photovoltaic plants in France which collectively will have a capacity of 100 Mega Watts.  Pursuant to the Master Acquisition Agreement, Enway SAS will sell the Company certain projects for which Enway SAS is presently obtaining all of the necessary authorizations for the construction and operation of, including the permits necessary for grid connection.  Prior to closing, the Company shall perform due diligence concerning the projects.  The plants will be constructed according to certain conditions to be mutually determined by the parties to the Master Acquisition Agreement.  The parties to the Master Acquisition Agreement have agreed that the Company will pay Enway SAS according to several options to be determined.  The first option comprises of a payment equal to fifty percent (50%) of the difference between the amount which the project cost to complete and the price at which the Company can re-sell it at.  The second option consists of a set mark-up above costs, in which Enway SAS and DFD Select Group Ltd. may convert the price into either ownership of up to forty-nine (49%) of the particular project that has been developed or into shares of the Company’s common stock at a price per share equal to the average common stock share closing price within the four (4) weeks of trading before the transaction, discounted by twenty-five percent (25%).

U.S. Securities & Exchange Commission	Prime Sun Power Inc.
Correspondence: Division of Corporation Finance	November 5, 2010

At the present time, the Company believes that the costs for developing these photovoltaic plants will average approximately USD $3.5 Million per mega watt.  The costs for this project will be paid by the French Special Purpose Vehicle (SPV) that will be created for the photovoltaic plants. The costs will then be shared according to the ownership of each SPV.  To date, DFD Select Group Ltd. and Enway SAS have incurred costs in connection with the development of this project; the Company has not incurred significant costs.  To date, neither party has paid any consideration to the other, for entering into the Master Acquisition Agreement or otherwise.

The majority of the information set forth herein was included in the Company’s Quarterly Report on Form 10-Q for the Period ended June 30, 2010, as filed with the Commission on August 20, 2010.  The Company did not repeat this information in the Company’s Current Report on Form 8-K filed on October 13, 2010, which was filed in connection with a press release the Company issued on that day.

[Signature Page Follows]

U.S. Securities & Exchange Commission	Prime Sun Power Inc.
Correspondence: Division of Corporation Finance	November 5, 2010

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein.  Thank you very much.

Sincerely yours,

/s/ Olivier de Vergnies
Olivier de Vergnies
Acting Chief Executive Officer and
Acting Chief Financial Officer

cc:	Travis L. Gering, Esq.
Wuersch & Gering LLP